Issuer Free Writing Prospectus Filed Pursuant to Rule 433

supplementing the

Preliminary Prospectus Supplement dated March 23, 2023

Registration No. 333-253260

MARRIOTT INTERNATIONAL, INC.

$800,000,000 4.900% Series KK Notes due 2029

PRICING TERM SHEET

Dated: March 23, 2023

Issuer:	Marriott International, Inc. (the “Company”)

Anticipated Ratings (Moody’s / S&P)*:	Baa2 / BBB

Security:	4.900% Series KK Notes due 2029 (the “Series KK Notes”)

Aggregate Principal Amount:	$800,000,000

Maturity Date:	April 15, 2029

Coupon:	4.900%

Interest Payment Dates:	April 15 and October 15, commencing on October 15, 2023

Day Count Convention:	360-day year consisting of twelve 30-day months

Price to Public:	98.732% of the principal amount

Benchmark Treasury:	4.000% due February 29, 2028

Benchmark Treasury Price / Yield:	102-15 3⁄4 / 3.446%

Spread to Benchmark Treasury:	+170 basis points

Yield to Maturity:	5.146%

Optional Redemption Provisions:

Prior to March 15, 2029 (one month prior to their maturity date) (the “Par Call Date”), the Company may redeem the Series KK Notes at its option, in whole or in part, at any time and from time to time, at a redemption price (expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of: (1) (a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the notes matured on the Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 30 basis points less (b) interest accrued to the date of redemption, and (2) 100% of the principal amount of the notes to be redeemed, plus, in either case, accrued and unpaid interest thereon to the redemption date.

On or after the Par Call Date, the Company may redeem the Series KK Notes, in whole or in part, at any time and from time to time, at its option, at a redemption price equal to 100% of the principal amount of the notes being redeemed plus accrued and unpaid interest thereon to the redemption date.

Change of Control:	Issuer repurchase offer required following certain changes of control as described in the Preliminary Prospectus Supplement dated March 23, 2023.

Trade Date:	March 23, 2023

Expected Settlement Date:	March 27, 2023 (T+2)

CUSIP / ISIN:	571903 BL6 / US571903BL69

Denominations:	$2,000 and integral multiples of $1,000 in excess thereof

Joint Book-Running Managers:

J.P. Morgan Securities LLC

Deutsche Bank Securities Inc.

TD Securities (USA) LLC

Truist Securities, Inc.

BofA Securities, Inc.

Wells Fargo Securities, LLC

Citigroup Global Markets Inc.

Fifth Third Securities, Inc.

Scotia Capital (USA) Inc.

U.S. Bancorp Investments, Inc.

Goldman Sachs & Co. LLC

PNC Capital Markets LLC

Senior Co-Managers:

Siebert Williams Shank & Co., LLC

HSBC Securities (USA) Inc.

ICBC Standard Bank Plc

Loop Capital Markets LLC

BNY Mellon Capital Markets, LLC

Capital One Securities, Inc.

UniCredit Capital Markets LLC

NatWest Markets Securities Inc.

Standard Chartered Bank

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling J.P. Morgan Securities LLC at 1-212-834-4533 (collect), Deutsche Bank Securities Inc. at 1-800-503-4611, TD Securities (USA) LLC at 1-855-495-9846 or Truist Securities, Inc. at 1-800-685-4786.